EXHIBIT 99.12

Communiqué de Presse

New board of statutory auditors proposed

to the Shareholders’ Meeting on May 25, 2022

Two Directors representing employees

on the Board of Directors

Paris, October 29, 2020 – The Board of Directors of TOTAL SE at the meeting held on October 29, 2020, decided to propose to the Shareholders’ Meeting on May 25, 2022, which will approve the financial statements for the fiscal year 2021:

◾	the appointment of PWC as statutory auditor for a 6-year term in replacement of KPMG whose term will end at that date and cannot be renewed according to applicable regulations,
◾	the reappointment of EY as statutory auditor for a 6-year term.

Patrick Artus, Chairman of the Audit Committee said: “In order to ensure that the high-quality audit of the Group is maintained through the implementation of a tailored transition plan between the former and new board of statutory auditors, the Audit Committee of TOTAL SE has decided to proceed, as from 2020, with the selection of the new board of statutory auditors whose terms will start at the conclusion of the Shareholders’ Meeting on May 25, 2022.

The selection process carried out by the Committee led to the recommendation to the Board of Directors to choose EY, a member of the current board of statutory auditors, and PWC whose teams have demonstrated, through a competitive process, their capacity to undertake the audit of the accounts of TOTAL SE and its subsidiaries according to best practices.”

The Board of Directors of TOTAL SE also took note of the appointment by the Central Social and Economic Works Council on June 14, 2020 of Mr. Romain Garcia-Ivaldi as a director of the Company, the term of Mrs. Christine Renaud having expired at the conclusion of the Shareholders’ Meeting on May 29, 2020. It also took note of the appointment on October 14, 2020 by the SE Committee, known as the Total European Committee, of Mr. Angel Pobo as a director of the Company. Pursuant to Article 11 of the Company’s articles of association, the terms of Mr. Romain Garcia-Ivaldi and Mr. Angel Pobo will expire at the close of the Shareholders’ Meeting called in 2023 to approve the Company’s financial statements for the fiscal year 2022. As the Board of Directors of TOTAL SE also includes a member representing employee shareholders, it is now composed of thirteen members, including three employees of the Company.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

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Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.